Exhibit 10.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Forms F-3 (No. 333-102259 and No. 333-14010) and S-8 (No. 333-96725) of Teva Pharmaceutical Industries Limited of our reports dated February 17, 2003 relating to the financial statements for the year ended December 31, 2002 and the related financial statement schedule, which are included in Teva Pharmaceutical Industries Limited Annual Report on Form 20-F for the year ended December 31, 2002.

Tel-Aviv, Israel March 3, 2003	/s/ Kesselman & Kesselman Kesselman & Kesselman Certified Public Accountants (Isr.)